Exhibit 4.2

This SERIES SUPPLEMENT, dated as of May 12, 2021 (this “Supplement”), by and between WEPCo Environmental Trust Finance I, LLC, a limited liability company created under the laws of the State of Delaware (the “Issuer”), and U.S. Bank National Association (“Bank”), not in its individual capacity, but solely in its capacity as indenture trustee (the “Indenture Trustee”) for the benefit of the Secured Parties under the Indenture dated as of May 12, 2021, by and between the Issuer and Bank, in its capacity as Indenture Trustee and in its separate capacity as a securities intermediary (the “Indenture”).

PRELIMINARY STATEMENT

Section 9.01 of the Indenture provides, among other things, that the Issuer and the Indenture Trustee may at any time enter into an indenture supplemental to the Indenture for the purposes of authorizing the issuance by the Issuer of the Environmental Trust Bonds and specifying the terms thereof. The Issuer has duly authorized the creation of the Environmental Trust Bonds with an initial aggregate principal amount of $118,814,000 to be known as “Environmental Trust Bonds, Series 2021” (the “Environmental Trust Bonds”), and the Issuer and the Indenture Trustee are executing and delivering this Supplement in order to provide for the Environmental Trust Bonds.

All terms used in this Supplement that are defined in the Indenture, either directly or by reference therein, have the meanings assigned to them therein, except to the extent such terms are defined or modified in this Supplement or the context clearly requires otherwise. In the event that any term or provision contained herein shall conflict with or be inconsistent with any term or provision contained in the Indenture, the terms and provisions of this Supplement shall govern.

GRANTING CLAUSE

With respect to the Environmental Trust Bonds, the Issuer hereby Grants to the Indenture Trustee, as Indenture Trustee for the benefit of the Secured Parties of the Environmental Trust Bonds, all of the Issuer’s right, title and interest (whether now owned or hereafter acquired or arising) in and to (a) the Environmental Control Property created under and pursuant to the Financing Order and the Statute, and transferred by the Seller to the Issuer pursuant to the Sale Agreement (including, to the fullest extent permitted by law, the right to impose, collect and receive Environmental Control Charges as provided in the Financing Order, the right to obtain True-Up Adjustments of the Environmental Control Charges as provided in the Financing Order and the Statute, and all revenues or other proceeds arising from those rights and interests), (b) all Environmental Control Charges related to the Environmental Control Property, (c) the Sale Agreement and the Bill of Sale executed in connection therewith and all property and interests in property transferred under the Sale Agreement and the Bill of Sale with respect to the Environmental Control Property and the Environmental Trust Bonds, (d) the Servicing Agreement, the Administration Agreement, any Intercreditor Agreement and any subservicing, agency, intercreditor, administration or collection agreements executed in connection therewith, to the extent related to the foregoing Environmental Control Property and the Environmental Trust Bonds, (e) the Collection Account, all subaccounts thereof and all amounts of cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto, (f) all rights to compel the Servicer to file for and obtain adjustments to the Environmental Control Charges in accordance with the Statute, the Financing Order or any Tariff filed in connection therewith, (g) all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing, whether such claims, demands, causes and choses in action constitute Environmental Control Property, accounts, general intangibles, instruments, contract rights, chattel paper or proceeds of such items or any other form of property, (h) all accounts, chattel paper, deposit accounts, documents, general intangibles, goods, instruments, investment property, letters of credit, letters-of-credit rights, money, commercial tort claims and supporting obligations related to the foregoing, and (i) all payments on or under, and all proceeds in respect of, any or all of the foregoing, it being understood that the following do not constitute Environmental Trust Bond Collateral: (x) cash that has been released pursuant to the terms of the Indenture, including Section 8.02(e)(x) of the Indenture and, following retirement of all Outstanding Environmental Trust Bonds, pursuant to Section 8.02(e)(xii) of the Indenture, or (y) amounts deposited with the Issuer on the Closing Date, for payment of costs of issuance with respect to the Environmental Trust Bonds (together with any interest earnings thereon), it being understood that such amounts described in clause (x) and clause (y) above shall not be subject to Section 3.17 of the Indenture.

The foregoing Grant is made in trust to secure the payment of principal of and premium, if any, interest on, and any other amounts owing in respect of, the Environmental Trust Bonds and all fees, expenses, counsel fees and other amounts due and payable to the Indenture Trustee equally and ratably without prejudice, priority or distinction, except as expressly provided in the Indenture, to secure compliance with the provisions of the Indenture with respect to the Environmental Trust Bonds, all as provided in the Indenture and to secure the performance by the Issuer of all of its obligations under the Indenture (collectively, the “Secured Obligations”). The Indenture and this Supplement constitute a security agreement within the meaning of the Statute and under the UCC to the extent that the provisions of the UCC are applicable hereto. The foregoing Grant with respect to the Environmental Control Property created pursuant to the Financing Order is made in accordance with the requirements of Section 196.027(5)(b) of the Statute.

The Indenture Trustee, as indenture trustee on behalf of the Secured Parties of the Environmental Trust Bonds, acknowledges such Grant and accepts the trusts under this Supplement and the Indenture in accordance with the provisions of this Supplement and the Indenture.

SECTION 1.         Designation. The Environmental Trust Bonds shall be designated generally as the Environmental Trust Bonds, Series 2021, issued in a single Tranche designated as Tranche A.

SECTION 2.         Initial Principal Amount; Environmental Trust Bond Interest Rate; Scheduled Final Payment Date; Final Maturity Date. The Environmental Trust Bonds shall have the initial principal amount, bear interest at the rate per annum (the “Environmental Trust Bond Interest Rate”) and shall have the Scheduled Final Payment Date and the Final Maturity Date set forth below:

Tranche	Initial Principal Amount	Environmental Trust Bond Interest Rate	Scheduled Final Payment Date	Final Maturity Date
A	$118,814,000	1.578%	December 15, 2033	December 15, 2035

The Environmental Trust Bond Interest Rate shall be computed on the basis of a 360-day year of twelve 30-day months.

SECTION 3.          Authentication Date; Payment Dates; Expected Amortization Schedule for Principal; Periodic Interest; Book-Entry Environmental Trust Bonds; Waterfall Caps.

(a)            Authentication Date. The Environmental Trust Bonds that are authenticated and delivered by the Indenture Trustee to or upon the order of the Issuer on May 12, 2021 (the “Closing Date”) shall have as their date of authentication May 12, 2021.

(b)            Payment Dates. The “Payment Dates” for the Environmental Trust Bonds are June 15 and December 15 of each year or, if any such date is not a Business Day, the next succeeding Business Day, commencing on December 15, 2021 (the “Initial Payment Date”) and continuing until the earlier of repayment of the Environmental Trust Bonds in full and the Final Maturity Date.

(c)            Expected Amortization Schedule for Principal. Unless an Event of Default shall have occurred and be continuing, on each Payment Date, the Indenture Trustee shall distribute to the Holders of record as of the related Record Date amounts payable pursuant to Section 8.02(e) of the Indenture as principal; provided however, that in no event shall a principal payment pursuant to this Section 3(c) on the Environmental Trust Bonds on a Payment Date be greater than the amount necessary to reduce the Outstanding Amount of the Environmental Trust Bonds to the amount specified in the Expected Amortization Schedule which is attached as Schedule A hereto for such Payment Date.

(d)            Periodic Interest. “Periodic Interest” will be payable on the Environmental Trust Bonds on each Payment Date in an amount equal to one-half of the product of (i) the applicable Environmental Trust Bond Interest Rate and (ii) the Outstanding Amount of the Environmental Trust Bonds as of the close of business on the preceding Payment Date after giving effect to all payments of principal made to the Holders of the Environmental Trust Bonds on such preceding Payment Date; provided, however, that, with respect to the Initial Payment Date, or if no payment has yet been made, interest on the outstanding principal balance will accrue from and including the Closing Date to, but excluding, the following Payment Date.

(e)            Book-Entry Environmental Trust Bonds. The Environmental Trust Bonds shall be Book-Entry Environmental Trust Bonds, and the applicable provisions of Section 2.11 of the Indenture shall apply to the Environmental Trust Bonds.

(f)             Waterfall Caps. The amount payable with respect to the Environmental Trust Bonds pursuant to Section 8.02(e)(i) of the Indenture shall not exceed $50,000 with respect to any Payment Date.

SECTION 4.          Minimum Denominations. The Environmental Trust Bonds shall be issuable in denominations of $100,000 and integral multiples of $1,000 in excess thereof, except for one bond, which may be a smaller denomination (the “Minimum Denominations”).

SECTION 5.          Delivery and Payment for the Environmental Trust Bonds; Form of the Environmental Trust Bonds. The Indenture Trustee shall deliver the Environmental Trust Bonds to the Issuer when authenticated in accordance with Section 2.03 of the Indenture. The Environmental Trust Bonds shall be in the form of Exhibit A hereto.

SECTION 6.          Ratification of Indenture. As supplemented by this Supplement, the Indenture is in all respects ratified and confirmed and the Indenture, as so supplemented by this Supplement, shall be read, taken and construed as one and the same instrument. This Supplement amends, modifies and supplements the Indenture only insofar as it relates to the Environmental Trust Bonds.

SECTION 7.          Counterparts. This Supplement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of such counterparts shall together constitute but one and the same instrument. The Issuer and Indenture Trustee agree that this Supplement may be electronically signed, that any digital or electronic signatures (including pdf, facsimile or electronically imaged signatures provided by DocuSign or any other digital signature provider as specified in writing to the Indenture Trustee) appearing on this Supplement are the same as handwritten signatures for the purposes of validity, enforceability and admissibility, and that delivery of any such electronic signature to, or a signed copy of, this Supplement may be made by facsimile, email or other electronic transmission. The Issuer agrees to assume all risks arising out of the use of digital signatures and electronic methods of submitting such signatures to the Indenture Trustee, including without limitation the risk of the Indenture Trustee acting upon documents with unauthorized signatures and the risk of interception and misuse by third parties.

SECTION 8.          Governing Law. This Supplement shall be governed by and construed in accordance with the laws of the State of New York, without reference to its conflict of law provisions (other than Section 5-1401 of the New York General Obligations Law and Sections 9-301 through 9-306 of the NY UCC), and the obligations, rights and remedies of the parties hereunder shall be determined in accordance with such laws; provided, that, except as set forth in Section 8.02(b) of the Indenture, the creation, attachment and perfection of any Liens created under the Indenture in Environmental Control Property, and all rights and remedies of the Indenture Trustee and the Holders with respect to the Environmental Control Property, shall be governed by the laws of the State of Wisconsin.

SECTION 9.          Issuer Obligation. No recourse may be taken directly or indirectly by the Holders with respect to the obligations of the Issuer on the Environmental Trust Bonds, under the Indenture or this Supplement or any certificate or other writing delivered in connection herewith or therewith, against (a) any owner of a beneficial interest in the Issuer (including Wisconsin Electric Power Company) or (b) any shareholder, partner, owner, beneficiary, officer, director, employee or agent of the Indenture Trustee, the Managers or any owner of a beneficial interest in the Issuer (including Wisconsin Electric Power Company) in its individual capacity, or of any successor or assign of any of them in their respective individual or corporate capacities, except as any such Person may have expressly agreed. Each Holder by accepting an Environmental Trust Bond specifically confirms the nonrecourse nature of these obligations and waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Environmental Trust Bonds.

SECTION 10.        Indenture Trustee Disclaimer. The Indenture Trustee is not responsible for the validity or sufficiency of this Supplement or for the recitals contained herein.

IN WITNESS WHEREOF, the Issuer and the Indenture Trustee have caused this Supplement to be duly executed by their respective officers thereunto duly authorized as of the day and year first above written.

WEPCO ENVIRONMENTAL TRUST FINANCE I, LLC,
as Issuer

By:	/s/ Scott J. Lauber
	Name:	Scott J. Lauber
	Title:	President

U.S. BANK NATIONAL ASSOCIATION,
not in its individual capacity, but solely in its capacity
as Indenture Trustee

By:	/s/ Nicholas Xeros
	Name:	Nicholas Xeros
	Title:	Assistant Vice President

SCHEDULE A

EXPECTED AMORTIZATION SCHEDULE

OUTSTANDING PRINCIPAL BALANCE

Date	Tranche A
Closing Date	$118,814,000
12/15/2021	$114,686,952
6/15/2022	$110,327,728
12/15/2022	$105,934,109
6/15/2023	$101,505,825
12/15/2023	$97,042,601
6/15/2024	$92,544,163
12/15/2024	$88,010,232
6/15/2025	$83,440,528
12/15/2025	$78,834,769
6/15/2026	$74,192,671
12/15/2026	$69,513,947
6/15/2027	$64,798,307
12/15/2027	$60,045,461
6/15/2028	$55,255,115
12/15/2028	$50,426,973
6/15/2029	$45,560,737
12/15/2029	$40,656,107
6/15/2030	$35,712,779
12/15/2030	$30,730,448
6/15/2031	$25,708,807
12/15/2031	$20,647,545
6/15/2032	$15,546,350
12/15/2032	$10,404,906
6/15/2033	$5,222,896
12/15/2033	$-

EXHIBIT A
FORM OF TRANCHE A ENVIRONMENTAL TRUST BONDS

[Included in Exhibit 4.1]